SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

of June 5, 2003

KLM ROYAL DUTCH AIRLINES

(translation of Registrant’s trade name into English)

Amsterdamseweg 55, 1182 GP Amstelveen, The Netherlands

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F   [ X ]    Form 40-F   [    ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   [    ]    No   [ X ]

SIGNATURES
INTENDED APPOINTMENTS TO THE SUPERVISORY BOARD OF KLM ROYAL DUTCH AIRLINES
TRAFFIC AND CAPACITY STATISTICS — MAY 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KLM Royal Dutch Airlines

Date: June 5, 2003	By	/s/ R.A. Ruijter
Name : R.A. Ruijter Title : Managing Director & CFO

	By	/s/ H.E. Kuipéri
Name : H.E. Kuipéri Title : Senior Vice President & General Secretary

03/048

INTENDED APPOINTMENTS TO THE SUPERVISORY BOARD OF
KLM ROYAL DUTCH AIRLINES

AMSTELVEEN, May 30, 2003 — The KLM Supervisory Board intends to appoint Wim Kok (64) and Cees J.A. van Lede (60) as supervisory directors of the Company. Messrs. Kok and Van Lede will take the seats vacated by Arie Maas, who will resign at the end of his current term, and Max Albrecht, who will resign after 27 years on the KLM Supervisory Board. Neither Mr. Maas nor Mr. Albrecht is available for reappointment. The Supervisory Board also intends to reappoint Messrs. Floris A. Maljers (69) and Dudley G. Eustace (66) as supervisory directors.

Wim Kok was Prime Minister of The Netherlands until the summer of 2002. Mr. Kok’s knowledge of the national and international sociopolitical arena and his experience in public office will be a great asset to the KLM Supervisory Board. Mr. Kok previously served as Chairman of the Federation of Dutch Trade Unions (FNV), leader of the parliamentary delegation of the Dutch Labor Party (Partij van de Arbeid) in the Dutch Lower House, and Minister for Finance. Earlier this year, Mr. Kok was appointed to the Supervisory Boards of the ING Group, Shell (Royal Dutch Petroleum Company) and TPG. The intended appointment of Mr. Kok is based, among other things, on a recommendation of the KLM Works Council.

Cees J.A. van Lede was Chairman of the Board of Managing Directors of Akzo Nobel nv until May 1 of this year. Mr. van Lede’s experience in leading internationally oriented corporations and in the field of national and international sociopolitical relations will be of great value to the KLM Supervisory Board. Mr. van Lede was previously a member of the Board of Managing Directors of HBG and Chairman of the Confederation of Netherlands Industry and Employers (VNO). He is currently Chairman of the Supervisory Board of the Dutch Central Bank and holds seats on the Supervisory Boards of Heineken, Sara Lee Corporation, Scania, Philips, Reed Elsevier, L’Air Liquide, and Akzo Nobel.

The KLM Supervisory Board will present the intended appointment of Messrs. Kok and Van Lede and reappointment of Messrs. Maljers and Eustace to the KLM Annual General Meeting of Shareholders in Amstelveen on June 25, 2003.

AMS/DR/JCH

03/049

TRAFFIC AND CAPACITY STATISTICS — MAY 2003

#      Passenger load factor at 73.7 percent
#      Passenger load factor on North Atlantic stable at 85.3 percent
#      Passenger traffic on Asia/Pacific falls by 35 percent due to SARS
#      Cargo traffic increased by 8 percent

Passenger Traffic
Passenger load factor decreased by 3.5 percentage points year-on-year to 73.7 percent. While passenger capacity decreased by 5 percent year-on-year, passenger traffic was down 10 percent primarily due to the effects of SARS on the Asia/Pacific route area.
On the Asia/Pacific route area, load factor decreased by 21.2 percentage points to 60.2 percent. Traffic decreased by 35 percent, while capacity was 12 percent lower year-on-year. Due to SARS, especially traffic to Hong Kong, Beijing and Shanghai was affected.
On the North Atlantic, load factor remained stable at 85.3 percent with both traffic and capacity 3 percent lower than last year.
Traffic on the Middle East routes is recovering. Despite a 10 percent drop in traffic compared to last year on the MESA route area, the decline was less pronounced than in previous months. As capacity was 14 percent lower, load factor increased by 3.1 percentage points to 73.3 percent.

Cargo Traffic
Cargo load factor increased by 2.3 percentage point to 71.9 percent. Cargo traffic was 8 percent higher than last year on a 5 percent capacity increase.
Load factor on the Asia Pacific routes improved by 3.1 percentage points to 82.7 percent. Traffic increased by 15 percent on a 10 percent capacity increase. The increase in capacity is the result of the introduction of the two new freighters and the full deployment of the 747-400 combi fleet on this route area.
Traffic on the North Atlantic routes increased by 9 percent while capacity increased by 3 percent. As a consequence, load factor improved with 4.1 percentage points to 73.5 percent.

Amstelveen, June 4, 2003

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	Month of May				Year to date

	2003	2002	change (%)		2003	2002	change (%)

Revenue passenger km (RPK) (in millions)
Europe	864	898		(4)%	1,679	1,766		(5)%
North Atlantic	1,158	1,193		(3)%	2,352	2,277		3%
Central and South Atlantic	663	620		7%	1,316	1,264		4%
Asia / Pacific	692	1,068		(35)%	1,500	2,131		(30)%
Middle East / South Asia	355	397		(10)%	623	800		(22)%
Africa	515	529		(3)%	1,062	1,085		(2)%
Total	4,248	4,704		(10)%	8,533	9,324		(8)%
Available seat km (ASK) (in millions)
Europe	1,155	1,193		(3)%	2,286	2,345		(3)%
North Atlantic	1,358	1,404		(3)%	2,760	2,666		4%
Central and South Atlantic	906	898		1%	1,769	1,758		1%
Asia / Pacific	1,151	1,312		(12)%	2,490	2,531		(2)%
Middle East / South Asia	484	565		(14)%	844	1,106		(24)%
Africa	711	721		(1)%	1,410	1,403		1%
Total	5,765	6,092		(5)%	11,560	11,809		(2)%
Passenger load factor (%)
Europe	74.8	75.3	(0.5	)pts	73.5	75.3	(1.8	)pts
North Atlantic	85.3	85.0	0.3	pts	85.2	85.4	(0.2	)pts
Central and South Atlantic	73.2	69.0	4.2	pts	74.4	71.9	2.5	pts
Asia / Pacific	60.2	81.4	(21.2	)pts	60.2	84.2	(24.0	)pts
Middle East / South Asia	73.3	70.2	3.1	pts	73.8	72.4	1.4	pts
Africa	72.4	73.3	0.9	)pts	75.3	77.4	(2.1	)pts
Total	73.7	77.2	(3.5	)pts	73.8	79.0	(5.2	)pts
Revenue freight ton-km (RFTK) (in millions)
Europe	4	5		(26)%	7	10		(24)%
North Atlantic	87	80		9%	171	158		8%
Central and South Atlantic	35	37		(4)%	72	74		(3)%
Asia / Pacific	190	166		15%	368	334		10%
Middle East / South Asia	23	23		1%	39	45		(13)%
Africa	26	27		(5)%	50	53		(6)%
Total	365	338		8%	707	674		5%
Available freight ton-km (AFTK) (in millions)
Europe	24	25		(4)%	50	50		(1)%
North Atlantic	119	115		3%	236	225		5%
Central and South Atlantic	61	62		(2)%	118	121		(3)%
Asia / Pacific	230	209		10%	452	413		9%
Middle East / South Asia	36	35		3%	61	67		(10)%
Africa	38	40		(4)%	74	77		(3)%
Total	508	485		5%	990	953		4%
Cargo load factor (%)
Europe	14.5	18.7	(4.2	)pts	14.7	19.4	(4.7	)pts
North Atlantic	73.5	69.4	4.1	pts	72.5	70.4	2.1	pts
Central and South Atlantic	57.7	59.1	(1.4	)pts	60.8	61.3	(0.5	)pts
Asia / Pacific	82.7	79.6	3.1	pts	81.4	80.9	0.5	pts
Middle East / South Asia	65.3	66.6	(1.3	)pts	65.1	67.4	(2.3	)pts
Africa	67.6	68.6	(1.0	)pts	66.9	68.8	(1.9	)pts
Total	71.9	69.6	2.3	pts	71.4	70.8	0.6	pts

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